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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXPLORATION DRILLING INTERNATIONAL INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

30216C 10 0
(CUSIP Number)

O’NEILL LAW GROUP PLLC
435 Martin Street, Suite 1010
Blaine, WA 98230
(360) 332-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g),
check the following box [   ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of
Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 30216C 10 0

1.	Names of Reporting Person: Dirk Beisemann
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 6,000,000 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 6,000,000 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 5.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 30216C 10 0

ITEM 1.                SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Exploration Drilling International Inc., a Nevada corporation (“EDI”). The principal executive offices of EDI are located at Suite 212, 810 Peace Portal Drive, Blaine, WA 98230.

ITEM 2.                IDENTITY AND BACKGROUND

(a)	Name:

Dirk Beisemann

(b)	Residence:

Résidence Parc Saint Roman 7 Avenue Saint Roman Les Terraces MC-98000 Monaco

(c)	Occupation:

Entrepreneur

(d)	Criminal convictions within the past 5 years (excluding traffic violations or similar misdemeanors):

None

(e)

Civil proceedings within the last 5 years of a judicial or administrative body of competent jurisdiction, the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings of any violation with respect to such laws:

None.

(f)	Citizenship:

Germany

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 28, 2007, EDI issued to Mr. Beisemann a total of 3,000,000 units consisting of 3,000,000 shares of EDI’s common stock and warrants to acquire an additional 3,000,000 shares of EDI common stock at a price of $0.30 per share for a period of one year from the date of issuance. The units were issued to Mr. Beisemann at a price of $0.24 per unit in consideration for certain business development consulting services provided by Mr. Beisemann. No cash was paid by Mr. Beisemann for the units issued to him.

ITEM 4.                PURPOSE OF TRANSACTION

The units issued to Mr. Beisemann were issued in order to compensate him for certain business development services performed on behalf of EDI.

CUSIP No. 30216C 10 0

ITEM 5.                INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of June 28, 2007, Mr. Beisemann beneficially owned an aggregate of 6,000,000 shares (or 5.3%) of EDI’s common stock. The number of shares beneficially owned by Mr. Beisemann consists of 3,000,000 shares of EDI’s common stock and share purchase warrants to acquire an additional 3,000,000 shares of EDI’s common stock at a price of $0.30 per share for a period of one year.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of June 28, 2007, EDI had 109,317,396 shares of common stock issued and outstanding.

(b)	Power to Vote and Dispose of the Invision Shares:

All of the 6,000,000 shares of EDI’s common stock beneficially owned by Mr. Beisemann are owned directly by Mr. Beisemann who possesses the sole power to vote and dispose of those common shares.

(c)	Transactions Effected During the Past 60 Days:

None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

CUSIP No. 30216C 10 0

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007
/s/ Dirk Beisemann
DIRK BEISEMANN